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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                           Quaker State Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                        Capital Stock, $1.00 par value
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                         (Title of Class of Securities)

                                   747410108
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                                 (CUSIP Number)









                              Sheldon G. Adelman
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                June 28, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.

- --------
 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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
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CUSIP NO.  747410108                                             13D                                            PAGE 2 OF 6 PAGES
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
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Sheldon G. Adelman
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                                     (b) / /
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     3        SEC USE ONLY


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     4        SOURCE OF FUNDS*

              00 (See Item 3)
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                                              / /
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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              USA
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                                   7       SOLE VOTING POWER

                                              2,421,342
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                               -0-
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH
                                              1,400,934
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                                 -0-
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    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,421,342
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    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     / /


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    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.76
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    14        TYPE OF REPORTING PERSON*

                 IN
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

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO.


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ITEM 1.           SECURITY AND ISSUER.

                  The class of equity securities to which this statement relates is the common stock, $1.00 par value per share ("Common Stock"), of Quaker State Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 225 East John Carpenter Freeway, Irving, Texas 75062.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This statement is filed by Sheldon G. Adelman. Mr. Adelman's business address is 1215 Valley Belt Road, Cleveland, Ohio 44131-1415. Mr. Adelman is Chairman and Chief Executive Officer of Blue Coral, Inc., a Delaware corporation ("Blue Coral"), and a manufacturer and distributor of wholesale and retail car care products. The address of Blue Coral's principal business and principal office is 1215 Valley Belt Road, Cleveland, Ohio 44131-1415. Mr. Adelman is a citizen of the United States.

                  Mr. Adelman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This statement relates to the acquisition by Mr. Adelman of Common Stock of the Company pursuant to the Agreement and Plan of Merger among the Company, QSBC Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Quaker State (the "Subsidiary"), Blue Coral and the Blue Coral Stockholders (defined therein) dated as of June 7, 1996 (the "Merger Agreement"). In connection with the consummation of the transactions contemplated by the Merger Agreement on June 28, 1996, Subsidiary was merged with and into Blue Coral, with Blue Coral as the surviving corporation (the "Merger"), and Blue Coral became a wholly owned subsidiary of the Company ("Blue Coral Subsidiary"). On June 28, 1996, pursuant to the Merger Agreement, the 13,092 shares of Blue Coral common stock beneficially owned by Mr. Adelman were converted into 2,120,076 shares of Common Stock of the Company, and Mr. Adelman acquired an additional 23,571 shares of Common Stock of the Company in exchange for his equity interest in Blue Coral International Limited, a majority owned subsidiary of Blue Coral of which Mr. Adelman was a minority stockholder. Accordingly, in connection with the transactions contemplated by the Merger Agreement, Mr. Adelman acquired an aggregate of 2,143,647 shares of Common

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Stock. Of the aggregate 2,143,647 shares of Common Stock acquired by Mr. Adelman pursuant to the Merger, 1,400,934 shares were delivered to Mr. Adelman at the closing of the Merger on June 28, 1996 (the "Delivered Shares"), and 742,713 shares were deposited into escrow pursuant to the Escrow Agreement described in
Item 6 below (the "Escrowed Shares").

                  The foregoing response to this Item 3 is qualified in its entirety by reference to the Merger Agreement, the full text of which is filed as Exhibit 1 hereto and incorporated herein by reference.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Mr. Adelman acquired beneficial ownership of the shares of Common Stock as the result of the consummation of transactions contemplated by the Merger Agreement as discussed in Item 3. Such shares were acquired in the ordinary course of business for investment purposes and not for the purpose of changing or influencing control of the issuer.

                  In connection with, and after consummation of, the Merger, pursuant to the Merger Agreement, the Company (i) will immediately cause Mr. Adelman to be elected to the Board of Directors of Blue Coral Subsidiary and
(ii) will use its best efforts to cause Mr. Adelman to be elected to the Board of Directors of the Company no later than October 31, 1996 and to be re-elected to the Board of Directors of the Company for so long as Mr. Adelman owns not less than 75% of the 2,120,076 shares of Common Stock acquired by him in exchange for his shares of Blue Coral common stock as described in Item 3.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Mr. Adelman owns beneficially and of record 1,400,934 shares of Common Stock, and Mr. Adelman is deemed to beneficially own an additional 1,020,408 shares of Common Stock held in escrow over which he has voting control. Accordingly, Mr. Adelman is the beneficial owner of 2,421,342 shares of Common Stock which represents approximately 6.76% of the Common Stock outstanding. Mr. Adelman disclaims beneficial ownership with respect to 277,695 of the Escrowed Shares that, subject to the terms of the Escrow Agreement, are to be distributed to other Blue Coral Stockholders.

                  (b) Subject to the terms of the Standstill Agreement dated as of June 28, 1996 by and between the Company and Mr. Adelman (the "Standstill Agreement"), Mr. Adelman has the sole power to vote and to dispose of the 1,400,934 shares of Common Stock he owns beneficially and of record. Mr. Adelman has the

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power to vote the 1,020,408 Escrowed Shares, but does not have the power to dispose of such shares.

                  (c) Except as described herein, Mr. Adelman has not effected any transaction in Common Stock in the past 60 days.

                  (d)      Not applicable.

                  (e)      Not applicable.






                                       -5-


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ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS
                  WITH RESPECT TO SECURITIES OF THE ISSUER.

                  In accordance with the Merger Agreement, 1,020,408 shares of Common Stock acquired by the Blue Coral Stockholders in exchange for their shares of Blue Coral common stock are being held in escrow pursuant to the Escrow Agreement dated as of June 28, 1996, among the Company, the Blue Coral Stockholders and the United States Trust Company of New York, as escrow agent (the "Escrow Agreement"). Mr. Adelman, as the Blue Coral Stockholders' Representative under the Escrow Agreement, has the right to direct the Escrow Agent in the exercise of the voting of the Escrowed Shares. In the absence of any instruction by Mr. Adelman, the Escrowed Shares are voted by the Escrow Agent in accordance with the recommendation of management of the Company. Subject to the terms of the Merger Agreement and the Escrow Agreement, any shares of Common Stock held in escrow will be distributed to Mr. Adelman and the other Blue Coral Stockholders on June 28, 1998.

Mr. Adelman has entered into the Standstill Agreement with the Company pursuant to which he has agreed, among other things, (i) not to transfer the Delivered Shares without the consent of the Company, (ii) to vote the Delivered Shares in accordance with the recommendation of management of the Company so long as he continues to be a member of the Board of Directors of the Company, and (iii) not to take any action, without the consent of the Company, to acquire any additional shares of Common Stock, participate in any solicitation of proxies with respect to the Common Stock, enter into any voting arrangements (other than the Standstill Agreement) or otherwise act, alone or in concert with others, to seek to exercise any control over the Company. The Standstill Agreement terminates on June 28, 2000. This description of the Standstill Agreement is qualified in its entirety by reference to the Standstill Agreement, the full text of which is filed as Exhibit 3 hereto and incorporated herein.

                  In connection with the Merger, Mr. Adelman and the other Blue Coral Stockholders obtained certain demand and incidental registration rights with respect to the shares of Common Stock they acquired in the Merger pursuant to the Registration Rights Agreement among the Company and the Blue Coral Stockholders dated as of June 28, 1996 (the "Registration Rights Agreement").

                  Except for the Merger Agreement, the Escrow Agreement, the Standstill Agreement and the Registration Rights Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Adelman and any other persons with respect to any securities of the Company.

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ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  The following are filed as exhibits to this statement:

                  1. Agreement and Plan of Merger among Quaker State Corporation, QSBC Acquisition Corp., Blue Coral, Inc. and the Blue Coral Stockholders (defined therein) dated as of June 7, 1996. The Disclosure Schedule to the Agreement and Plan of Merger has been omitted, but it will be furnished supplementally to the Securities and Exchange Commission on request.

                  2. Escrow Agreement among Quaker State Corporation, the Blue Coral Stockholders and the United States Trust Company of New York, as Escrow Agent, dated as of June 28, 1996.

                  3. Standstill Agreement dated as of June 28, 1996 by and between Quaker State Corporation and Sheldon G. Adelman.

                  4. Registration Rights Agreement among Quaker State Corporation and the Blue Coral Stockholders, dated June 28, 1996.



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SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     /s/ Sheldon G. Adelman
                                                     ---------------------------
                                                     Sheldon G. Adelman



Date:  July 5, 1996